Exhibit 99.165

DIGIHOST GENERATES RECORD-LEVEL REVENUE FROM BITCOIN MINING DURING Q3 2021

Toronto, ON – October 21, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce its financial results for the third quarter ended September 30, 2021 (all amounts in U.S. dollars, unless otherwise indicated).

Revenue from digital currency mining was $5.5 million in the third quarter of 2021, a 1,153% increase over the corresponding quarter in 2020, and an 8% increase over Q2 2021. The Company also realized total comprehensive income of $2.9 million in Q3 of 2021 as compared to a comprehensive loss of $1.7 million in Q3 of 2020 and a loss of $6.9 million in Q2 of 2021.

Michel Amar, CEO of Digihost, stated: “It is rewarding for the Company to announce strong Q3 financial results generating record top-line revenue growth for the second consecutive quarter along with positive net income. The Company’s improved financial performance is directly related to Digihost’s dedicated focus to managing costs and continued growth in our mining operations. With additional miners arriving in Q4 2021 and in early 2022, Digihost expects to aggressively expand its mining capacity as previous investments in infrastructure are expected to drive continued growth for the Company.”

Third Quarter 2021 Financial Highlights

The following information compares the financial results of the Company for the three months ended September 30, 2021 (“2021”) and the three months ended September 30, 2020 (“2020”):

-	Record revenue from digital currency mining of $5.5 million reported in 2021, compared to $0.4 million in 2020, an increase of 1,153%;

-	Gross profit margin from operations was 49% in 2021 compared to a gross loss margin from operations of 429% million in 2020;

-	Realized net income of $0.7 million in 2021, compared to a net loss of $1.8 million in 2020, an absolute increase of 140%;

-	Generated Adjusted EBITDA of $4.4 million in 2021, a significant increase from a negative Adjusted EBITDA amount of $0.9 million in 2020.

-	Total comprehensive income of $2.9 million reported in 2021, as compared to a total comprehensive loss of $1.7 million in 2020, an absolute increase of 273%.

The following information compares the financial position of the Company as at September 30, 2021 (“2021”) and as at December 31, 2020 (“2020”):

-	Cash balance of $17.3 million in 2021 compared to $0.03 million in 2020, an increase of $17.2 million;

-	Digital currencies balance of $22.8 million in 2021, comprised of 452.24 Bitcoins and 1,000.89 Ethereum, compared to $4.5 million in 2020, comprised of 195.52 Bitcoins, an increase of $18.3 million and 256.72 Bitcoins and 1,000.89 Ethereum. Ending inventory valuation of Bitcoin was performed at a price of approximately $44k per Bitcoin;

-	Total assets of $74.5 million in 2021 compared to $16.5 million in 2020, an increase of $58.0 million;

-	Total liabilities of $5.5 million in 2021 compared to $6.1 million in 2020, a decrease of $0.6 million; and

-	Total shareholders’ equity of $68.9 million in 2021 compared to $10.4 million in 2020, an increase of $58.5 million.

Recent Highlights

-	On July 26, 2021, the Company announced it had entered into a second strategic co-mining agreement with Bit Digital, Inc. (“Bit Digital”). Pursuant to the terms of the agreement, Digihost will provide certain premises to Bit Digital for the operation of a 100 MW Bitcoin mining system to be delivered by Bit Digital for a term of two years. This expanded collaboration between Digihost and Bit Digital is expected to facilitate an additional increase in hashrate of approximately 2 EH between the companies, and a total increase in hashrate between the two companies of approximately 2.4 EH including the initial collaboration agreement that was previously announced on June 10, 2021;

-	On October 5, 2021, the Company announced that it intends to consolidate the outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share in order to facilitate a proposed listing of its subordinate voting shares on the Nasdaq Capital Market and satisfy the minimum share price requirement set by Nasdaq.

-	On October 13, 2021, the Company announced it had received 1,952 new technologically advanced, high-performance M30 Bitcoin miners (the “Miners”). The Miners are currently being installed at the Company’s data center and are expected to be fully operational within two weeks of the announcement.

-	The Company’s current cryptocurrency holdings are comprised of 472.58 Bitcoin and 1,000.89 Ethereum. Based on current Bitcoin and Ethereum prices, the present value of the Company’s digital currency balances is approximately $31.2 million and $4.2 million, respectively.

Michel Amar commented: “It is encouraging to see the core strengths of Digihost, primarily our committed team and operational quality, come together to produce quality results and prove our dedication to developing as a diversified leader in the digital asset space. The Company’s measured approach to managing and growing our mining operations paid off with positive results in Q3 and as we remain focused on executing our long-term strategy as we move into 2022.”

	Three Months Ended September 30
(U.S.$ except per share data)	2021	2020
For the periods ended as indicated
Revenue from digital currency mining	5,485,754	437,813
Operating and maintenance costs	(1,882,023)	(1,224,911)
Depreciation	(891,386)	(1,089,869)
Gross profit (loss)	2,712,345	(1,876,967)
General and administrative and other expenses	(1,926,250)	73,026

Operating income (loss)	786,095	(1,803,941)
Net financial expenses	(59,164)	(19,633)
Net income (loss) for the period	726,931	(1,823,574)

Other comprehensive income
Foreign currency translation adjustment	(1,452,384)	-
Revaluation of digital currency (1)	3,591,629	164,315
Total comprehensive income (loss)	2,866,176	(1,659,259)
Basic and diluted income (loss) per share – diluted	0.01	(0.05)
Weighted average number of subordinate voting shares outstanding – basic and diluted	74,934,331	40,073,661
EBITDA (2)	1,618,317	(733,704)
Adjusted EBITDA (2)	4,385,272	(947,911)

1.	Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Adoption of new accounting policies – Digital Currencies" in the Company’s MD&A.

2.	Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Adjusted EBITDA – Non-GAAP Measure" in the Company’s MD&A.

Financial Statements and MD&A

The Company’s Condensed Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) thereon for the three and nine months ended September 30, 2021, will be accessible on SEDAR at www.sedar.com under Digihost’s profile.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained in this news release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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